

August 29, 2023

Quan Long
Chief Executive Officer
Autohome Inc.
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 10080
The People's Republic of China

      Re: Autohome Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 25, 2023
          File No. 001-36222

Dear Quan Long:

      We have reviewed your July 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. Your response to prior comment 8 states that the Company is not an investment company as defined in the Investment Company Act of 1940, as amended (the "Company Act"). Please address the following in order to support your Company Act position:

    • Please provide a legal analysis supporting your position that the Company's variable interest entities ("VIEs") qualify as majority-owned subsidiaries for purposes of sections 3(a)(2) and 3(a)(1)(C) of the Company Act, as such term is defined in section 2(a)(24) of the Company Act.

- You state that the Company's only investment securities are "long-term investment in certain majority-owned subsidiaries and interests in VIEs that fall under the definition of investment companies under the ICA." Please clarify how you treat the Company's short-term investments for purposes of your Company Act analysis, including "adjustable-rate financial products with original maturities of less than 1 year".
- Please provide additional legal analysis supporting your proposed treatment of "time deposits" as "cash" for purposes of your Company Act analysis and explain the difference between "time deposits" and "term deposits," as referenced in your 2022 Form 20-F.
- Your response notes that the value of the Company's investment or interests in certain companies are "determined in accordance with U.S. GAAP…" Please confirm whether the assets are valued in accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.
- Please also confirm whether any of the Company's majority-owned subsidiaries or VIEs rely on an exception from the definition of investment in section 3(c)(1) or section 3(c)(7) of the Company Act and whether this affects your Company Act analysis.
- Please expand your legal analysis to substantiate your assertion that Beijing Prbrownies Software Co., Ltd. ("Beijing Prbrownies") is eligible for the exemption provided by Rule 3a-8 under the Company Act. In doing so, please specifically discuss: (i) what comprises the Company's "capital preservation investments" and "research and development expenses"; (ii) whether Beijing Prbrownies has a board of directors, and if yes, whether that board has adopted a written investment policy with respect to Beijing Prbrownies' capital preservation investments; and (iii) whether the percentages are determined in accordance with the requirements in Rule 3a-8(b)(2).
- Please clarify the statement in your response that Beijing Prbrownies "did not engage in the business of investing, reinvesting, owning, holding, or trading in securities."

Please update your investment company status analysis to reflect the above comments as necessary. Please confirm whether you still believe that the Company is not an investment company as defined in the Company Act.

2. We note your proposed risk factor regarding the Company's status under the Company Act, provided in response to prior comment 9. If the Company's status depends on the ability of one of the Company's subsidiaries (Beijing Prbrownies Software Co., Ltd.) to rely on Rule 3a-8 under the Company Act, please update your risk factor to reflect this material fact. Please also confirm that the Company will reevaluate the inclusion of the risk factor periodically based on the Company's assets and investment securities at the time of any future filing.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology